EXHIBIT 99.1

Sunlands Online Education Group Announces Increase in the Ordinary Shares Reserved for Issuance under its 2017 Share Incentive Plan

BEIJING, August 29, 2018 -- Sunlands Online Education Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education market, today announced that the board of directors of the Company (the “Board”) passed a resolution approving a reservation of an additional 345,503 Class A Ordinary Shares of US$0.00005 par value each in the share capital of the Company (“Ordinary Shares”) for issuance under the Company’s 2017 Share Incentive Plan (the “Plan”), so that a total of 829,349 Ordinary Shares is reserved for issuance under the Plan.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will, ” “expects, ” “anticipates,” “future, ” “intends, ” “plans, ” “believes, ” “estimates," “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands’ beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands’ goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

About Sunlands

Sunlands Online Education Group (NYSE: STG) (“Sunlands” or the “Company”) is the leader in China’s online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company’s online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

For investor enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

For media enquiries, please contact:

Brunswick Group

Anqi Yang

Tel: +86 10 5960 8639

Email: Sunlands@brunswickgroup.com